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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if
submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

    1   News Release dated April 4, 2006
    2   Material Change Report dated April 12, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

BUFFALO GOLD LTD.

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

BUFFALO CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, B.C., April 4, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that the brokered private placement previously announced on March 15, 2006 has closed as to 3,415,000 units to generate gross proceeds of USD$3,415,000 that will be used to fund Buffalo's exploration work on the Mt. Kare Property in Papua New Guinea and on its recently acquired Australian gold and uranium properties. Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 3, 2008.

Canaccord Capital Corporation ("Canaccord") and Pacific International Securities Inc. ("PI") acted as Buffalo's agents in respect of this placement and received a cash commission of 7.5% of the gross proceeds and brokers' warrants entitling the purchase of up to 341,500 shares of Buffalo on the same terms as the warrants included in the units and Canaccord also received a corporate finance fee of 45,000 units (which units are comprised of one share and one share purchase warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 3, 2008. All securities issued pursuant to this first closing of the placement are subject to a four month hold period ending August 3, 2006. .

Canaccord and PI have the right to increase the offering by 2,000,000 units and they have advised Buffalo that additional units will be sold pursuant to such right.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

**On behalf of the Board of Directors of
BUFFALO GOLD LTD.**

"*Damien Reynolds*"

**Damien Reynolds,
Chairman of the Board of Directors
and Chief Executive Officer**

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   **Date of Material Change**

April 4, 2006

Item 3   **News Release**

A press release was issued on April 4, 2006, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo has closed the brokered private placement previously announced on March 15, 2006.

Item 5   **Full Description of Material Change**

Buffalo closed the brokered private placement previously announced on March 15, 2006 as to 3,415,000 units to generate gross proceeds of USD$3,415,000 that will be used to fund Buffalo's exploration work on the Mt. Kare Property in Papua New Guinea and on its recently acquired Australian gold and uranium properties. Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 3, 2008.

Canaccord Capital Corporation ("Canaccord") and Pacific International Securities Inc. ("PI") acted as Buffalo's agents in respect of this placement and received a cash commission of 7.5% of the gross proceeds and brokers' warrants entitling the purchase of up to 341,500 shares of Buffalo on the same terms as the warrants included in the units and Canaccord also received a corporate finance fee of 45,000 units (which units are comprised of one share and one share purchase warrant entitling the purchase of additional share of Buffalo at USD$1.25 per share for a period of two years expiring April 3, 2008. All securities issued pursuant to this first closing of the placement are subject to a four month hold period ending August 3, 2006. .

Canaccord and PI have the right to increase the offering by 2,000,000 units and they have advised Buffalo that additional units will be sold pursuant to such right.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   Date of Report

April 12, 2006

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____
**Damien Reynolds,
Chairman of the Board of Directors**